As filed with the Securities and Exchange Commission on April 4, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02917L101

(CUSIP Number of Class of Securities)

William M. Kahane
Chief Executive Officer and President
American Realty Capital Trust, Inc.
405 Park Avenue
New York, NY 10022
Tel: (212) 415-6500

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq.
James P. Gerkis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee(b)
$220,000,000	$25,212

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to $220,000,000 in value of shares of common stock of American Realty Capital Trust, Inc. at a price not greater than $11.00 and not less $10.50 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25,212	Form or Registration No:	005-86721
Filing Party:	American Realty Capital Trust, Inc.	Date Filed:	March 1, 2012
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2012 (as amended, and as may be further supplemented or amended from time to time, the “Schedule TO”) by American Realty Capital Trust, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), in connection with the Company’s offer to purchase up to $220,000,000 in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $11.00 nor less than $10.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 1, 2012, and in the related Letter of Transmittal, as amended hereby and as each may be supplemented or further amended from time to time (which together constitute, the “Offer”).

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO are incorporated into this Amendment No. 3 to Schedule TO by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On April 4, 2012, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 Midnight, Eastern Time, on March 28, 2012. A copy of such press release is filed as Exhibit (a)(xxi) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(xxi)	Press Release, dated April 4, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AMERICAN REALTY CAPITAL TRUST, INC.

By:	/s/ William M. Kahane Name: William M. Kahane Title: Chief Executive Officer and President

Dated: April 4, 2012

Exhibit List

(a)(i)*	Offer to Purchase, dated March 1, 2012.
(a)(ii)*	Letter of Transmittal.
(a)(iii)*	Notice of Guaranteed Delivery.
(a)(iv)*	Letter to Stockholders of the Company (other than Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants).
(a)(v)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants.
(a)(vi)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(vii)*	Notice of Withdrawal of Tender for Individual Investors (other than Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC participants).
(a)(viii)*	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.
(a)(ix)*	Press Release, dated March 1, 2012.
(a)(x)*	Advertisement in Wall Street Journal, dated March 1, 2012.
(a)(xi)*	Amendment No. 1 to Offer to Purchase, dated March 9, 2012.
(a)(xii)*	Amended Letter of Transmittal.
(a)(xiii)*	Amended Notice of Guaranteed Delivery.
(a)(xiv)*	Amended Letter to Stockholders of the Company (other than Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants).
(a)(xv)*	Amended Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC Participants.
(a)(xvi)*	Amended Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(xvii)*	Amended Notice of Withdrawal of Tender for Individual Investors (other than Brokers, Dealers, Banks, Trust Companies and Other Nominees and DTC participants).
(a)(xviii)*	Amended Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.
(a)(xix)*	Press Release, dated March 9, 2012.
(a)(xx)*	Press Release, dated March 29, 2012.
(a)(xxi)	Press Release, dated April 4, 2012.
(b)	None.
(d)(i)	2007 Stock Option Plan (Previously filed as an exhibit to Pre-Effective Amendment No. 1 to Post Effective Amendment No. 1 to Form S-11 that we filed with the Securities and Exchange Commission on June 3, 2008, and incorporated by reference herein.)
(d)(ii)	2010 Restricted Share Plan (Previously filed as an exhibit to Pre-effective Amendment No. 1 to Post-Effective Amendment No. 8 to Form S-11 that we filed with the Securities and Exchange Commission on April 22, 2010, and incorporated by reference herein.)
(d)(iii)	Credit Agreement, dated as of August 17, 2011, between American Realty Capital Operating Partnership, L.P. and RBS Citizens, N.A. (Previously filed as an exhibit to Current Report on Form 8-K that we filed with the Securities and Exchange Commission on August 19, 2011, and incorporated by reference herein.)
(d)(iv)	First Amendment to the Credit Agreement, dated as of February 28, 2012, between American Realty Capital Operating Partnership, L.P. and RBS Citizens, N.A. (Previously filed as an exhibit to Current Report on Form 8-K that we filed with the Securities and Exchange Commission on February 29, 2012, and incorporated by reference herein.)

(d)(v)	Amended and Restated Advisory Agreement, dated as of June 2, 2010, by and among American Realty Capital Trust, Inc., American Realty Capital Operating Partnership, L.P. and American Realty Capital Advisors, LLC (Previously filed as an exhibit to Current Report on Form 8-K that we filed with the Securities and Exchange Commission on June 3, 2010, and incorporated by reference herein.)
(d)(vi)	Share Repurchase Program (Previously described in Pre-Effective Amendment No. 1 to Form S-11 that we filed with the Securities and Exchange Commission on November 19, 2010 and Item 8.01 in Current Report on Form 8-K that we filed with the Securities and Exchange Commission on April 26, 2011, and incorporated by reference herein.)
(d)(vii)	2008 Distribution Reinvestment Plan American Realty Capital Trust, Inc. (Previously filed as an exhibit to Registration Statement on Form S-3D, Appendix A, filed with the Securities and Exchange Commission on July 15, 2011, and incorporated by reference herein.)
(g)	None.
(h)	None.

* Previously filed.